Exhibit 11.1

THOUSAND TRAILS, INC.
STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS
(DOLLARS AND COMMON SHARES IN THOUSANDS)

	Three Months Ended	Three Months Ended
	September 30, 2002	September 30, 2001

BASIC:

Weighted average number of common shares outstanding	6,920	8,171

Net income allocable to common shareholders	$2,308	$2,153

Net income per common share — basic	$0.33	$0.26

DILUTED:

Weighted average number of common shares outstanding	6,920	8,171
Weighted average common stock equivalents —
Dilutive options	763	448

Weighted average number of common shares outstanding	7,683	8,619

Net income allocable to common shareholders	$2,308	$2,153

Net income per common share — diluted	$0.30	$0.25